

July 18, 2012

Via E-mail
Ms. Marliss D. Johnson
Executive Vice President and Chief Financial Officer
Ampco Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

> **Re: Ampco Pittsburgh Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-00898**

Dear Ms. Johnson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Asbestos Insurance, page 49

1. We see that you filed a lawsuit in February 2011 against 13 domestic insurance companies seeking judgment regarding the respective rights and obligations of the parties under excess insurance policies. We further note your discussion on page 50 regarding the receivable for insurance recoveries attributable to the claims for which your asbestos liability reserve has been established. Please tell us if any of the amounts estimated as part of your $108 million insurance receivable relate to the amounts currently in litigation. Also, please tell us how you determined these payments are probable, as you

disclose, and are appropriately recorded as receivables. Please cite the applicable GAAP literature upon which you based your accounting.

<u>Item 9A. Controls and Procedures, page 55</u>

2. We see from your disclosure that management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. Please confirm that your management assessed the effectiveness of internal control over financial reporting at December 31, 2011 and amend your filing to correctly indicate the date of your assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief